November 10, 2011
VIA FEDERAL EXPRESS AND EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Ceres, Inc.
Registration Statement on Form S-1 (File No. 333-174405)
Dear Mr. Reynolds:
On behalf of Ceres, Inc. (the “Company”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 21, 2011, relating to the Company’s registration statement on Form S-1 (File No. 333-174405) filed on May 23, 2011, as amended by Amendment No. 1 filed on June 27, 2011, Amendment No. 2 filed on July 5, 2011, Amendment No. 3 filed on July 25, 2011, Amendment No. 4 filed on August 23, 2011, Amendment No. 5 filed on August 29, 2011, Amendment No. 6 filed on September 16, 2011 and Amendment No. 7 filed on October 14, 2011 (collectively, the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, each Staff comment is followed by the Company’s response to such comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
Please read this letter in conjunction with the accompanying Amendment No. 8 to the Registration Statement (“Amendment No. 8”), which the Company filed with the Commission via EDGAR on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 8.
Amendment No. 7 to Registration Statement on Form S-1
Financial Statements
1. Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent with any amendment over 30 days.
Response:
Amendment No. 8 to the registration statement includes the Company’s audited financial statements for the year ended August 31, 2011 and an updated consent.
Exhibits
2. Please file exhibit 10.33 in its entirety. It appears that it is missing Exhibit A to Exhibit B and also Exhibit E.
Response:
The Company has refiled Exhibit 10.33 in its entirety in response to the Staff’s comment.
Exhibit 23.1 — Consent of KPMG LLP
3. The consent to the use of the audit report here should include appropriate references to the date of the audit report included in the registration statement. Please advise your independent registered public accounting firm to revise the consent accordingly.
Response:
The Company acknowledges the Staff’s comment and its independent registered public accounting firm has indicated the date of the audit report in its consent.
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Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or Amendment No. 8 to the Registration Statement, or if you require additional information, please contact me at (212) 848-8244.

Very truly yours, /s/ Danielle Carbone Danielle Carbone

cc:	Raj Rajan, Securities and Exchange Commission
Brian Bhandari, Securities and Exchange Commission
Shehzad Niazi, Securities and Exchange Commission
Pamela Howell, Securities and Exchange Commission
Richard Hamilton, Ceres, Inc.
Wilfriede van Assche, Ceres, Inc.
Kevin P. Kennedy, Simpson Thacher & Bartlett LLP
Enclosures